Exhibit 99.1

THE NBA AND SPORTRADAR ANNOUNCE LANDMARK LONG-TERM

GLOBAL PARTNERSHIP

- Sportradar is the Exclusive Worldwide Provider of NBA, WNBA and NBA G League Data as

Part of Expanded Deal –

NEW YORK, November 17, 2021 – The National Basketball Association (NBA) and Sportradar Group AG (NASDAQ: SRAD), the leading global sports technology company creating immersive experiences for sports fans and bettors, today announced an expansive multiyear partnership agreement that will see the NBA, Women’s National Basketball Association (WNBA) and NBA G League use Sportradar’s global and wide-ranging capabilities to grow U.S. operations, increase their international footprint and drive fan engagement. This new partnership begins with the 2023-24 NBA season and provides the NBA with an equity stake in Sportradar.

This agreement with the NBA, WNBA and NBA G League maintains Sportradar as the exclusive provider of NBA data worldwide that will help fans across the globe engage with the three leagues. Sportradar will continue to be both the authorized global distributor of official NBA and WNBA betting data and the distributor of live game video that is available to international sports betting operators for fans to experience in real time.

In addition, the new relationship includes expanded distribution rights regarding the use of player tracking data. Sportradar will also establish a dedicated team to innovate and transform the fan experience. This will include utilizing data to create a deeper understanding and appreciation of the game, developing new data products to enrich fan engagement, and revolutionizing how sports betting data is utilized by betting operators and media partners.

“We are delighted that the NBA has chosen Sportradar as the Official Partner who can support the global popularity and explosive growth of the game,” said Carsten Koerl, global CEO, Sportradar. “Basketball is the largest U.S. sport in the world by popularity and, as a market leader, we are best positioned with the technological expertise and industry relationships to help the NBA entertain fans globally.”

Continued Koerl: “We believe that this agreement will contribute to Sportradar’s profitable business and continued growth. The remaining time left on the existing deal, and this new multi-year agreement, gives us significant runway to partner with the NBA and develop exciting solutions across our teams, betting and sports entertainment verticals.”

“Sportradar has been a terrific partner as the league has navigated its exploration into the global sports betting landscape,” said Scott Kaufman-Ross, Senior Vice President, Head of Gaming & New Business Ventures, NBA. “As the market matures, we are thrilled to extend our partnership with Sportradar to utilize data and insights to create new fan experiences and innovate around the NBA globally.”

This deal extends a relationship that began in 2016, when Sportradar and the NBA announced a multiyear partnership, which made Sportradar an Official Provider of Real-time NBA League Statistics.

The NBA and Sportradar will continue to collaborate on best-in-class practices to protect the integrity of games, which includes the use of Sportradar’s Universal Fraud Detection System (UFDS) to monitor global betting activity and trends worldwide.

Over the course of 2021, Sportradar has signed data rights deals with leading leagues and governing bodies across five of the most popular global sports, including Union of European Football Associations, International Tennis Federation, International Cricket Council, the National Hockey League and the NBA.

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About Sportradar

Sportradar is the leading global sports technology company creating immersive experiences for sports fans and bettors. Established in 2001, the company is well positioned at the intersection of the sports, media and betting industries, providing sports federations, news media, consumer platforms and sports-betting operators with a range of solutions to help grow their business. Sportradar employs more than 2,300 full time employees across 19 countries around the world. It is our commitment to excellent service, quality and reliability that makes us the trusted partner of more than 1,600 customers in over 120 countries and an official partner of the NBA, NHL, MLB, NASCAR, UEFA, FIFA, ICC, and ITF. We cover more than 750,000 events annually across 83 sports. With deep industry relationships, Sportradar is not just redefining the sports fan experience; it also safeguards the sports themselves through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

To learn more about Sportradar’s products and services, please visit:

https://www.sportradar.com.

About the NBA

The NBA is a global sports and media business built around four professional sports leagues: the National Basketball Association, the Women’s National Basketball Association, the NBA G League and the NBA 2K League. The NBA and the International Basketball Federation (FIBA) also jointly operate the Basketball Africa League (BAL). The NBA has established a major international presence with games and programming available in 215 countries and territories in more than 50 languages, and merchandise for sale in more than 100,000 stores in 100 countries on six continents. NBA rosters at the start of the 2021-22 season featured a record 121 international players from 40 countries. NBA Digital’s assets include NBA TV, NBA.com, the NBA App and NBA League Pass. The NBA has created one of the largest social media communities in the world, with 2.1 billion likes and followers globally across all league, team, and player platforms. Through NBA Cares, the league addresses important social issues by working with internationally recognized youth-serving organizations that support education, youth and family development, and health-related causes.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding our expectations surrounding the NBA partnership arrangement and related benefits, fees and equity matters. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: failure to realize the synergies or benefits of the NBA partnership, economy downturns and political and market conditions beyond our control; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation for our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our prospectus pursuant to Rule 424(b) filed with the Securities and Exchange Commission on September 15, 2021, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Press Contacts:

Sportradar

Sandra Lee

comms@sportradar.com

NBA

Kyle Van Fechtmann

KVanFechtmann@nba.com

Investor Relations Contacts:

Ankit Hira or Ed Yuen

Solebury Trout for Sportradar

investor.relations@sportradar.com

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